Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

References are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 26 June 2017, 19 September 2017, 8 November 2017, 15 November 2017, 22 November 2017, 16 March 2018, 7 May 2018, 16 August 2018, 30 August 2018, 11 September 2018 and 27 September 2018, and the circular of the Company dated 22 September 2017 in relation to, amongst others, the non-public issuance of A shares and the non-public issuance of H shares (the “Non-public Issuance”) of the Company.

On 8 November 2017, the 2017 first extraordinary general meeting of the Company considered and passed a resolution to authorize the board of directors (the “Board”) of the Company to undertake the Non-public Issuance, and made relevant amendments to the articles of association (the “Articles of Association”) of the Company upon the completion of the Non-public Issuance. On 11 September 2018 and 26 September 2018, the Company completed the issuance of 600,925,925 H shares and 1,578,073,089 A shares, respectively, and completed the relevant share subscription and closing matters.

On 16 October 2018, the Company convened the extraordinary meeting of the 8th session of the Board, which considered and passed unanimously the amendments to the relevant clauses of the Articles of Association according to the authorization from the 2017 first extraordinary general meeting of the Company and the results of the Non-public Issuance.

The detailed amendments to the Articles of Association (the “Current Amendments”) are as follows:

1.	Article 3

Original:

“Under the approval from the competent securities authority of the State Council Zhen Wei Fa [1997] No. 33, the Company was listed on the Stock Exchange of Hong Kong Limited and New York Stock Exchange respectively in July 1997 with an issuance of a total of 1,174,178,000 H shares.

The Company’s proposal for issuing 1,000,000,000 A shares with a par value of RMB1.00 each was passed at the extraordinary general meeting held on 21 May 2002, and approved by the document (2003) No. 70 issued by the China Securities Regulatory Commission in 2003. In July 2003, 1,000,000,000 A shares of the Company’s with a par value of RMB1.00 each were successfully issued and listed on Shanghai Stock Exchange.

The Company’s proposal for the bonus share issues by conversion of capital reserve on the basis of 5 new shares for 10 existing shares was passed at the 2007 annual general meeting held on 25 June 2008 and was approved by the Ministry of Commerce (Shang Zi Pi [2008] No. 1094) on 14 August 2008.

The non-public issue of 721,150,000 A Shares and non-public issue of 721,150,000 H Shares were passed at the 1st 2009 Extraordinary General Meeting, 1st 2009 A Shares Class Meeting and 1st 2009 H Shares Class Meeting of the Company held on 26 February 2009 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2009] No. 541) on 18 June 2009 and (Zheng Jian Xu Ke [2009] No. 449) on 2 June 2009 respectively. 721,150,000 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 20 August 2009 and 721,150,000 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 21 August 2009.

The non-public issue of not more than 1,766, 780, 000 A Shares and non-public issue of 312,500,000 H Shares were passed at the 1st 2010 Extraordinary General Meeting, 1st 2010 A Shares Class Meeting and 1st 2010 H Shares Class Meeting of the Company held on 30 April 2010 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2010] No. 1215) on 1 September 2010 and (Zheng Jian Xu Ke [2010] No. 1243) on 9 September 2010 respectively. 1,501,500,000 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 29 October 2010 and 312,500,000 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 1 November 2010.

The Resolution on the Granting of General Mandate to the Board to issue Shares was considered and passed at the Company’s 2015 annual general meeting convened on 27 May 2016, and the Board was granted an unconditional general mandate to issue additional H shares not exceeding 20% of the aggregate nominal value of H shares in issue on the date of passing such resolution; and the 4 non-public issuance of 270,606,272 H shares by the Company to American Airlines, Inc. were considered and passed at the extraordinary meeting of the 7th session of the Board convened on 27 March 2017 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2017]1350) on 26 July 2017. 270,606,272 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 10 August 2017.”

Amended as:

“Under the approval from the competent securities authority of the State Council Zhen Wei Fa [1997] No. 33, the Company was listed on the Stock Exchange of Hong Kong Limited and New York Stock Exchange respectively in July 1997 with an issuance of a total of 1,174,178,000 H shares.

The Company’s proposal for issuing 1,000,000,000 A shares with a par value of RMB1.00 each was passed at the extraordinary general meeting held on 21 May 2002, and approved by the document (2003) No. 70 issued by the China Securities Regulatory Commission in 2003. In July 2003, 1,000,000,000 A shares of the Company’s with a par value of RMB1.00 each were successfully issued and listed on Shanghai Stock Exchange.

The Company’s proposal for the bonus share issues by conversion of capital reserve on the basis of 5 new shares for 10 existing shares was passed at the 2007 annual general meeting held on 25 June 2008 and was approved by the Ministry of Commerce (Shang Zi Pi [2008] No. 1094) on 14 August 2008.

The non-public issue of 721,150,000 A Shares and non-public issue of 721,150,000 H Shares were passed at the 1st 2009 Extraordinary General Meeting, 1st 2009 A Shares Class Meeting and 1st 2009 H Shares Class Meeting of the Company held on 26 February 2009 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2009] No. 541) on 18 June 2009 and (Zheng Jian Xu Ke [2009] No. 449) on 2 June 2009 respectively. 721,150,000 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 20 August 2009 and 721,150,000 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 21 August 2009.

The non-public issue of not more than 1,766, 780, 000 A Shares and non-public issue of 312,500,000 H Shares were passed at the 1st 2010 Extraordinary General Meeting, 1st 2010 A Shares Class Meeting and 1st 2010 H Shares Class Meeting of the Company held on 30 April 2010 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2010] No. 1215) on 1 September 2010 and (Zheng Jian Xu Ke [2010] No. 1243) on 9 September 2010 respectively. 1,501,500,000 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 29 October 2010 and 312,500,000 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 1 November 2010.

The Resolution on the Granting of General Mandate to the Board to issue Shares was considered and passed at the Company’s 2015 annual general meeting convened on 27 May 2016, and the Board was granted an unconditional general mandate to issue additional H shares not exceeding 20% of the aggregate nominal value of H shares in issue on the date of passing such resolution; and the 4 non-public issuance of 270,606,272 H shares by the Company to American Airlines, Inc. were considered and passed at the extraordinary meeting of the 7th session of the Board convened on 27 March 2017 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2017]1350) on 26 July 2017. 270,606,272 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 10 August 2017.

The non-public issue of not more than 1,800,000,000 A Shares and non-public issue of not more than 600,925,925 H Shares were passed at the 1st 2017 Extraordinary General Meeting, 1st 2017 A Shares Class Meeting and 1st 2017 H Shares Class Meeting of the Company held on 8 November 2017 and was approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2018] No. 431) on 12 March 2018 and (Zheng Jian Xu Ke [2018] No. 1235) on 2 August 2018 respectively. 600,925,925 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 11 September 2018 and 1,578,073,089 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 26 September 2018.”

2.	Article 7

Original:

“The registered capital of the Company is RMB 10,088,173,272.”

Amended as:

“The registered capital of the Company is RMB 12,267,172,286.”

3.	Article 30

Original:

“In accordance with the approval granted by the Securities Commission of the State Council, after the completion of the initial issue of A Shares, the total issued shares of the Company was 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the initial issue of A Shares.

The Company had conducted a bonus share issue of 2,187,089,000 new shares, comprising 1,600,000,000 A Shares and 587,089,000 H Shares, by way of conversion of capital reserve in 2008.

The Company had conducted non-public issue of 721,150,000 A Shares and 721,150,000 H Shares, of which the said A Shares were all subscribed by the promoter of the Company and the said H Shares were all subscribed by Nan Lung Holding Limited.

The Company had conducted non-public issue of 1,501,500,000 A Shares and 312,500,000 H Shares, of which 123,900,000 A Shares were subscribed by the promoter of the Company, 1,377,000,000 A Shares were subscribed by eight investors and the said H Shares were all subscribed by Nan Lung Holding Limited.

The Company had conducted non-public issue of 270,606,272 H Shares in 2017, all of which were subscribed by American Airlines, Inc..

After the above issues of A Shares and H Shares, the current share capital structure of the Company is: (a) 4,039,228,665 A Shares held by the promoter, representing 40.04% of the total share capital; (b) 2,983,421,335 A Shares held by domestic investors, representing 29.57% of the total share capital; and (c) 3,065,523,272 H Shares held by foreign investors, representing 30.39% of the total share capital.”

Amended as:

“In accordance with the approval granted by the Securities Commission of the State Council, after the completion of the initial issue of A Shares, the total issued shares of the Company was 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the initial issue of A Shares.

The Company had conducted a bonus share issue of 2,187,089,000 new shares, comprising 1,600,000,000 A Shares and 587,089,000 H Shares, by way of conversion of capital reserve in 2008.

The Company had conducted non-public issue of 721,150,000 A Shares and 721,150,000 H Shares, of which the said A Shares were all subscribed by the promoter of the Company and the said H Shares were all subscribed by Nan Lung Holding Limited.

The Company had conducted non-public issue of 1,501,500,000 A Shares and 312,500,000 H Shares, of which 123,900,000 A Shares were subscribed by the promoter of the Company, 1,377,000,000 A Shares were subscribed by eight investors and the said H Shares were all subscribed by Nan Lung Holding Limited.

The Company had conducted non-public issue of 270,606,272 H Shares in 2017, all of which were subscribed by American Airlines, Inc..

The Company had conducted non-public issue of 1,578,073,089 A Shares and 600,925,925 H Shares in 2018, of which 489,202,658 A Shares were subscribed by the promoter of the Company, 1,088,870,431 A Shares were subscribed by six investors and the said H Shares were all subscribed by Nan Lung Holding Limited.

After the above issues of A Shares and H Shares, the current share capital structure of the Company is: (a) 4,528,431,323 A Shares held by the promoter, representing 36.915% of the total share capital; (b) 4,072,291,766 A Shares held by domestic investors, representing 33.197% of the total share capital; and (c) 3,666,449,197 H Shares held by foreign investors, representing 29.888% of the total share capital.”

Except the clauses as stated above, other clauses in the Articles of Association remain unchanged.

The Current Amendments is subject to the completion of relevant filings or registrations (as applicable) with the relevant government authorities in the PRC.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

16 October 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.